

July 19, 2023

Samuel D. Bush
Chief Financial Officer
Saga Communications, Inc.
73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

>   **Re: Saga Communications Inc.**
>   **Form 10-K for the Year Ended December 31, 2022**
>   **Filed March 16, 2023**
>   **8-K filed May 3, 2023**
>   **File No. 001-11588**

Dear Samuel D. Bush:

We have reviewed your June 29, 2023 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 3, 2023

Selected Consolidated Financial Data
For the Three Months Ended March 31, 2023 and March 31, 2022, page 3

1. We note your response to prior comment 2. Please clarify your statement that you do not view "Amount available for dividends or other corporate purposes" as a liquidity or performance measure and tell us why you believe each of the reconciling items is appropriate to arrive at a non-GAAP measure for which the most directly comparable GAAP measure is Cash flows from operating activities. In addition, tell us how you considered Question 102.07 of the C&DI on Non-GAAP Financial Measures as it does not appear that you should imply that this measure represents the residual cash flow available for discretionary expenditures.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert

Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology